SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  October 23, 2006                       By: /s/ Andrew M. Archibald_________________

                                                                  Andrew M. Archibald, C.A., Chief Financial Officer

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

Intertape Polymer Group Provides Update:

•

Goodwill Impairment Charge Anticipated

•

Further Guidance on Cost Reduction Programs

•

Improved Cash Position

MONTREAL, QUEBEC AND BRADENTON, FLORIDA – October 23, 2006 – Intertape Polymer Group Inc. (TSX:ITP; NYSE:ITP) (the “Company”) today announced that it expects to record a non-cash goodwill impairment charge and is updating the status of its cost reduction  initiatives.

In accordance with applicable accounting requirements, the Company is performing an impairment test as at September 30, 2006 on its goodwill.  This analysis is expected to result in a non-cash impairment charge to operating expenses of approximately $120.0 million to be recorded in the third quarter.  This impairment relates to goodwill recorded at the time of various acquisitions during the period from 1996 through 2000 in light of current economic and market conditions.

Cost reduction update

The closing date of the Brighton, Colorado facility is expected to be achieved ahead of schedule on November 1, 2006 versus the originally scheduled date of January 1, 2007. As a result of productivity improvements at its other facilities, the Company has determined that it does not need to relocate certain Brighton equipment resulting in an additional non-cash write off $10.4 million to be recorded in the third quarter of 2006. The previously estimated cash outlay of $4.2 million in capital expenditures and $3.8 million in equipment relocation costs will therefore not be incurred. The annual cost savings from this revised initiative are now estimated to be $8.9 million as compared to the previously announced $7.3 million. These savings will begin to be realized in the fourth quarter of 2006.

The Company’s corporate aircraft is contracted for sale. The transaction is expected to close by the end of October with estimated annual savings of approximately $2.0 million to begin in the fourth quarter of 2006.

In addition to these previously announced initiatives, Intertape announces further annual cost reductions of approximately $7.4 million, principally in selling, general and administrative expenses. These further planned cost reductions will result in additional severance costs of approximately $4.4 million to be realized in the fourth quarter of 2006 and the first quarter of 2007.

In total, the Company has announced annualized cost reductions in excess of $20.0 million that will begin to take effect in the fourth quarter of 2006. These programs are intended to align the Company’s cost structure with its current revenue base.

Improved cash position

Intertape continues to focus on improving the utilization of its working capital. As at September 30, 2006 the Company’s cash balance was $15.5 million, as compared to $ 8.0 million as at June 30, 2006. The Company believes that it has the ability to generate sufficient working capital, now and for the foreseeable future, to meet the requirements of its day to day operations, given its anticipated operating margins and expected results. The Company believes it has sufficient liquidity to meet its business requirements for the foreseeable future.

“Intertape remains dedicated to providing its customers with a complete range of products to meet their requirements, including the launch of its new ICushion™ air pillow system and Clarity™ display films.  This, coupled with the adjustments we are making to align our cost base with the changes in the marketplace, in addition to our focus on working capital management and the resulting improvement in our cash balances, position the Company to continue as an industry leader,” stated Interim CEO Dale McSween.

As previously announced, the Company is requesting an amendment to its Credit Facilities to modify certain financial covenants and other provisions contained therein.  Specifically, the Company is requesting that the lenders under the Credit Facilities temporarily relax the interest coverage, leverage ratio and fixed charges covenants and waive the non-cash goodwill impairment charge.

Finally, the Company reports that while its CEO search process has been successful in identifying well qualified candidates, the Board of Directors is deferring the selection decision until the outcome of the previously announced strategic alternatives process becomes better defined.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2450 employees with operations in 18 locations, including 13 manufacturing facilities in North America and one in Europe. All amounts referred to herein are in US dollars.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives, are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward looking statements include unknown risks and uncertainties, including the results of the review of strategic alternatives by the Company and whether any transaction will be completed as a result thereof, disruption of normal management and business operations as a result of these activities, reliance on key personnel who may leave the Company due to general attrition or due to uncertainties created by these activities, the ability of the Company to amend its credit facilities, whether a new chief executive officer will be identified and appointed, whether the Company will successfully implement announced cost reduction initiatives on a timely basis, whether  working capital improvements will be sustained, and such other matters as contained in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertakes to update or alter this information at any particular time.

CONTACT INFORMATION:

Intertape Polymer Group Inc.

H. Dale McSween

Interim Chief Executive Officer

866-202-4713

itp$info@itape.com

www.intertapepolymer.com